Exhibit 99.1

NexGen Provides Update to Annual General and Special Meeting to be Held June 11, 2020

VANCOUVER, June 2, 2020 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is providing an update to its Annual General and Special Meeting ("AGM") which will be held on Thursday, June 11, 2020 at 2:00 p.m. (Pacific Time).

Given the current Provincial Health guidelines restricting large gatherings due to COVID-19 and in order to comply with the measures imposed  by the federal, provincial and municipal governments, the Company strongly encourages NexGen shareholders and others not to attend the Meeting in person; particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Instead the Company is encouraging shareholders to complete their proxy, included in the Meeting materials and return such proxy as indicated. Shareholders are also being provided with the opportunity to attend and participate in the Meeting by conference line below:

  (+1) 778-383-7413 (Local Vancouver)
  (+1) 416-764-8659 (Local Toronto)
  (+1) 888-664-6392 (North America Toll Free)
  Conference ID: 01641015

Please note that voting by telephone at the Meeting will not be permitted and Shareholders planning to attend on the conference line should be sure to complete and return a proxy.

For Shareholders who wish to attend the Meeting in person, please provide notice beforehand by email to info@nxe-energy.ca of their intention to attend in person to ensure that the Company can maintain physical distancing and comply with the then current direction and advice from federal, provincial and municipal levels of government. Current requirements for physical distancing may limit the number of Shareholders permitted to attend the Meeting in person and the Company will confirm via email in advance by June 9, 2020 with permitted attendees.

NexGen encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and are on the Company's website at https://www.nexgenenergy.ca/investors/agm/.

Shareholder Information and Questions

NexGen shareholders who have questions about the management information circular, or require assistance with voting their shares can contact the Company's proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 11, 2020  under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/June2020/02/c1532.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 02-JUN-20